Mail Stop 4561

June 1, 2005

Mark S. Elliot, President
Premier Alliance Group, Inc.
4521 Sharon Road
Charlotte, NC 28211

> **RE:**   **Premier Alliance Group, Inc.**
> **Registration Statement on Form SB-2/A**
> **Amendment Filed on May 5, 2006**
> **Commission File No. 333-132282**

Dear Mr. Elliot:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

General

1. Please update your financial information contained in your registration statement pursuant to Item 310 of Regulation S-B, as necessary.

Cover Page

2. Provide information that is responsive to paragraph (b)(3) of Item 501 of Regulation S-B. The text under the heading "Determination of Offering Price" on page 7 suggests that that a specific offering price may have been selected. Please clarify. If the securities will not be offered at a fixed price, on the cover page describe concisely the manner in which the price will be established.

Cautionary Statement Concerning Forward-Looking Information, page 1

3. Relocate this discussion to appear immediately following the "Risk Factors" section.

4. Please remove the references to Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. Refer to our prior comment 10 of our letter dated April 7, 2006.

Risk Factors, page 4

5. The introductory paragraph refers readers to "documents incorporated by reference" and to "other filings" with us. Please remove these references and ensure that your risk factors section is materially complete. We will not object to text suggesting that potential investors desiring additional information refer to exhibits or other sources of information.

6. Additionally, the reference to unknown risks that you consider immaterial does not appear to be necessary or consistent with the requirements of Rule 421(d). Please eliminate the final two sentences of the introductory paragraph.

7. Consistent with our previous comments, please expand the first risk factor to provide quantitative information regarding the "significant decrease" in your business that is attributable to customers changing to offshore providers of the services you offer. In responding to this comment consider the trend experienced over the most recent years as well as current circumstances.

There Has Been A Significant Decrease . . .", page 4

8. Refer to the first sentence in the narrative and revise to indicate that it is management's belief that the demand for "technology services in general has significantly decreased".

Selling Stockholders, page 9

9. We note your responses to our prior comments 19 and 20 of our letter dated April 7, 2006. Please be advised we will assess your responses to these comments once information is provided in a pre-effective amendment.

Off- Balance Sheet Arrangements. page 23

10. We note your revisions in response to our prior comment 30 of our letter dated April 7, 2006 but cannot locate your explanation as to why the dividend

obligation referenced in our prior comment does not appear in the financial statements. Revise or advise.

Business, page 25

11. According to Note 14 of the financial statements, "approximately 43 and 57 percent of total revenues were made to one customer for the years ended December 31, 2005 and 2004, respectively." Please identify your major customer for the last fiscal year and provide disclosure relating to the nature of the business relationship with this customer. Refer to our prior comment 32 of our letter dated April 7, 2006. Do you maintain an agreement with this customer? If so, describe the material terms of the agreement and file the agreement as an exhibit. If you do not maintain an agreement, please provide a material complete description of the nature of the relationship.

Management, page 29

Executive Officers, Directors, and key Employees, page 29

12. We reissue a part of our prior comment 40 of our letter dated April 7, 2006 because you have not identified Mr. Elliot in all capacities in which he serves. Refer to the tabular presentation and revise as appropriate.

Summary Compensation Table, page 32

13. In footnote 2 you refer to employer contributions under a 401(k) plan, which amounts are included in the "other annual compensation column". Employer contributions under 401(k) plans are not within one of the five types of compensation that may be recorded in this column. See subparagraphs (b)(2)(iii)(C)(1)-(5) to Item 402 of Regulation S-B. Consistent with Item 402(b)(2)(v)(1)(D), employer contributions under 401(k) plans should be reported in column (i) "all other compensation".

14. Tell us how the premiums paid for the flexible premium multifunded life policies on your executives are included in the summary compensation table. If you do not believe these premiums are required in the summary compensation table, please explain why in your response letter. See Item 402(b)(2)(v)(1)(E) of Regulation S-B.

Consolidated Financial Statements as of December 31, 2005 and 2004

Notes to the financial statements

Note 2 – Summary of Significant Accounting Policies, page F8

Prior Comment Number 46

15. We note your response to our prior comment 46 of our letter dated April 7, 2006
and the revisions that were made to your disclosures. Your disclosure states that
revenue is recognized when the company invoices customers for completed
services. Confirm that you invoice customers in the same period that you earn
revenue. Further, the disclosure should clearly indicate that revenue earned from
your IT Services Division is reported on time-and-materials basis. In addition, we
note that the fees charged for your IT Solutions Division is fixed. In this regard,
indicate how you recognize revenue for these fees and how you measure revenue
earned over a service period (e.g., proportional performance).

Recent Sales of Unregistered Securities, page II-2

16. Expand the first paragraph to disclose the number of holders of Old Premier that
received shares of the registrant's common stock and preferred stock in the
merger of November 5, 2004. Also, explain the factual bases of your conclusion
that the 4(2) exemption relied upon was available.

Signatures

17. The principal financial officer signing the filing must also be designated in that
capacity.

Closing Comments

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 460 regarding requesting acceleration of a
registration statement. Please allow adequate time after the filing of any amendment for
further review before submitting a request for acceleration. Please provide this request at
least two business days in advance of the requested effective date.

You may contact Jason Niethamer at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397. If you require further assistance, please contact me at (202) 551-3462, or the Assistant Director, Barbara C. Jacobs at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief

cc. Michael Freedman, Esq.
   by facsimile: 212-767-1631